Item 77D
Van Kampen Government Securities Fund

     Effective January 31, 2007, the following investment policy changes took effect for Van Kampen Government
Securities Fund (the "Fund"):

     Under normal market conditions, the Fund may invest up to 20% of its net assets in certain government-related securities, asset-backed securities, commercial paper, and/or securities issued by foreign governments, their agencies or instrumentalities.